SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 25)1


                      Covista Communications, Inc.
                (f/k/a Total Tel USA Communications, Inc.)
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)

                                 223574
                                --------
                             (CUSIP Number)

                              Walt Anderson
                        c/o Entree International
            1054 31st Street, N.W., Suite 420, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              November 10, 2001
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           SCHEDULE 13D/A
------------------------                           -----------------------
                   Page 2 of 8 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
         OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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NUMBER OF              7.  SOLE VOTING POWER            1,297,796
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       1,297,796
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,297,796 Shares of Common Stock
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           11.99%
(based upon the outstanding shares of the Issuer as reported in its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on 9/19/01)
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14.   TYPE OF REPORTING PERSON*                IN
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
                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                       Page 3 of 8 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Gold & Appel Transfer, S.A.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
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NUMBER OF              7.  SOLE VOTING POWER                   0
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                 0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER              0
                      --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER            0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                CO
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                      SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                                   Page 4 of 8 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Revision LLC
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            1,297,796
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       1,297,796
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,297,796 shares of common stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           11.99%
(based upon the outstanding shares of the Issuer as reported in its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on 9/19/01)
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
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This Amendment No. 25 to Schedule 13D filed by Gold & Appel Transfer, S.A., a
British Virgin Islands corporation ("Gold & Appel"), Revision LLC, a
Delaware limited liability company ("Revision") and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Covista Communications, Inc. (f/k/a Total-Tel USA Communications, Inc.), a New Jersey corporation (the "Issuer" or the "Company"), supplements and amends the
Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"), Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment No. 13"), Amendment No. 14 thereto filed with the SEC on January 26, 1999 ("Amendment No. 14"), Amendment No. 15 thereto filed with the SEC on September 30, 1999 ("Amendment No. 15"), Amendment No. 16 thereto filed with the SEC on December 21, 1999 ("Amendment No. 16"), Amendment No. 17 thereto filed with the SEC on January 24, 2000 ("Amendment No. 17"), Amendment No. 18 thereto filed with the SEC on February 18, 2000 ("Amendment No. 18"), Amendment No. 19 thereto filed with the SEC on March 20, 2000 ("Amendment No. 19")Amendment No. 20 thereto filed with the SEC on August 8, 2000 ("Amendment No. 20"), Amendment No. 21 filed with the SEC on November 16, 2001 ("Amendment No. 21"), Amendment No. 22 filed with the SEC on March 12, 2001 ("Amendment No. 22"), Amendment No. 23 filed with the SEC on May 3, 2001 ("Amendment No. 23") and Amendment No. 24 filed with the SEC on May 8, 2001 ("Amendment No. 24"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the
Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11,Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23 and Amendment No. 24.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended as follows:

     (a) Revision owns of record 1,297,796 Common Shares, representing approximately 11.99% of the outstanding Common Shares. Gold & Appel owns 100% of the non-voting membership interests in Revision, and Mr. Anderson
owns 100% of the voting membership interests in Revision.   Neither Gold
& Appel nor Mr. Anderson is the record owner of any Common Shares.

     (b) As the manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the power to vote or direct the voting of, and the power, in the name and on behalf of Revision, to dispose of, the 1,297,796 Common Shares held by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Common Shares owned by Revision, and thereby to be the beneficial owner of the 11.03% of the outstanding Common Shares held by Revision.

     Mr. Anderson is also the President and a director of Foundation for the International Non-Governmental Development of Space ("FINDS"), which beneficially owns 725,329 Common Shares. Mr. Anderson does not control FINDS, and thus disclaims beneficial ownership of the Common Shares owned by FINDS.

     The number of shares beneficially owned by each of the reporting persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the reporting persons is based on 10,819,405 outstanding Common Shares of the Issuer as of October 16, 2001, which information was provided in the Issuer's Registration Statement on Form S-4 filed with the SEC on September 19, 2001.

     (c)  Not applicable.

     (d) No person is known by Mr. Anderson, Gold & Appel or Revision to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by such reporting persons.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     On August 7, 2000, Revision, Mr. Anderson and Gold & Appel (each, a "Borrower" and collectively, the "Borrowers") borrowed the aggregate principal sum of $13,000,000 from Donald A. Burns ("Mr. Burns"), which borrowing was evidenced by a Promissory Note dated August 7, 2000 (the "Note"), a copy of which was filed as Exhibit 7.2 to Amendment No. 20, and secured by a Stock Pledge Agreement, also dated August 7, 2000, by and among the Borrowers and FINDS, as "Pledgors," and Mr. Burns, as "Pledgee" (the "Stock Pledge Agreement"), a copy of which was filed as Exhibit 7.3 to Amendment No. 20. Pursuant to the Stock Pledge Agreement, the Pledgors granted to Mr. Burns a lien upon and security interest in 2,454,661 Common Shares of the Issuer owned of record and beneficially by one or more of them (the "Pledged Covista Shares").

     On October 20, 2000, the Stock Pledge Agreement was amended pursuant to an Amended and Restated Stock Pledge Agreement by and among Gold & Appel, Revision, FINDS, Mr. Anderson and Mr. Burns (the "Amended Stock Pledge Agreement"), a copy of which was filed as Exhibit 7.2 to Amendment No. 21, pursuant to which Amended Stock Pledge Agreement certain terms of the original Stock Pledge Agreement were amended and additional collateral consisting of 5,671,300 shares of the common stock of Capsule Communications, Inc. ("Capsule") owned by Gold & Appel were pledged as additional collateral (the "Pledged Capsule Shares") (the Pledged Covista Shares and the Pledged Capsule Shares herein sometimes collectively referred to as the "Pledged Shares"). Capitalized terms used in this Item 6 without definition are as defined in the Amended Stock Pledge Agreement.

     Pursuant to the Amended Stock Pledge Agreement, the Pledgors granted
Mr. Burns a lien upon and security interest in the Pledged Shares, and certain other rights relative to the Pledged Shares, as more specifically described in the Amended Stock Pledge Agreement. In brief, the Amended Stock Pledge Agreement provided that the Pledgors retain all voting power with respect to the Pledged Shares unless and until an Event of Default occurs. According to the terms of the Amended Stock Pledge Agreement, an Event of Default will occur if, among other things, (a) the Borrowers fail to make any payment of principal or interest on the Note when due in accordance with the terms of the Note or fail to pay any other amount payable under the Note or the Amended Stock Pledge Agreement within three business days after any such other amount becomes due; or (b) the Borrowers fail to perform or observe any covenant or other agreement contained in the Note or the Amended Stock Pledge Agreement.

     In the event that an Event of Default occurs and is continuing, among other things, (a) no Pledgor may exercise any voting or other consensual rights with respect to the Pledged Shares without the prior written consent of the Pledgee; (b) the right, if any, of any Pledgor to receive cash dividends in respect of the Pledged Shares shall cease and all such dividends shall be payable directly to the Pledgee; and (c) if the Pledgee has notified the Pledgors that it elects to exercise the Pledgee's right to exercise voting and other consensual rights with respect to the Pledged Shares, all rights of Pledgor to exercise such rights shall cease and shall become immediately vested in the Pledgor, as more specifically described in the Stock Pledge Agreement.

     Pursuant to the Stock Pledge Agreement, the Pledged Covista Shares were registered for resale under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement that was declared effective by the SEC on October 25, 2000. Pursuant to the Amended Stock Pledge Agreement, the Pledgors agreed to register the Pledged Capsule
Shares for resale under the Securities Act upon termination of the agreement providing for the pending acquisition of Capsule by Startec Global Communications Corporation, which termination occurred effective January 23, 2001.

     On February 5, 2001, Mr. Burns declared that an Event of Default had occurred resulting from a shortfall in the value of the pledged collateral due to a drop in stock prices and a failure timely to provide additional collateral. On March 1, 2001, the parties amended the documents governing the loan transaction pursuant to an Amended and Restated Promissory Note, dated as of March 1,2001, in the aggregate principal amount of $14,310,400.00 (the "Amended Note"), a copy of which was filed as Exhibit 7.4 to Amendment No. 22, which Amended Promissory Note is secured by an Amended and Restated Pledge Agreement of even date, executed by Gold & Appel, Revision, FINDS, Entree International Limited, a Delaware corporation ("Entree"), and Mr. Anderson, as Pledgors, in favor of Mr. Burns, as Pledgee, a copy of which was filed as
Exhibit 7.5 to Amendment No. 22. Pursuant to such documents, the borrowers pledged additional collateral (not including any additional Common Shares) to secure the loan. The amendments obligated the borrowers to make an installment payment of $3,000,000 to Mr. Burns by March 31, 2001, and extended the maturity of the loan until December 31, 2001. Mr. Burns then agreed that the borrowers were no longer in default under the governing loan documents.
On March 5, 2001, Revision sold 1,000,000 Common Shares to Warren Feldman for $4,000,000. Revision utilized $3,000,000 of the proceeds of such loan to pay the $3,000,000 installment due to Mr. Burns under the amended loan documents.

     On or about November 10, 2001, the parties again amended the loan agreements. Pursuant to Amendment No. 1 to Amended and Restated Promissory Note, dated as of November 1, 2001, ("Amendment No. 1"), a copy of which is filed herewith as Exhibit 7.2, the borrowers consolidated certain other indebtedness to Mr. Burns and increased the principal balance of the Amended Note to $13,895,488.20. Amendment No. 1 is secured by an Amended and Restated Pledge Agreement of even date, executed by Gold & Appel, Revision, FINDS, Entree International Limited, a Delaware corporation ("Entree"), and Mr. Anderson, as Pledgors, in favor of Mr. Burns, as Pledgee, a copy of which is filed herewith Exhibit 7.3.

     In addition to the arrangements described above, Mr. Anderson, Gold & Appel and Revision reserve the right, from time to time, to enter into customary margin loan arrangements under which the Common Shares may be pledged as collateral.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the filing of this Amendment No. 25 to Schedule 13D.

     Exhibit 7.2 Amendment No. 1 to Amended and Restated Promissory Note in the aggregate principal amount of $13,895,488.20, dated as of November 1, 2001, made by Gold & Appel, Revision and Mr. Anderson in favor of Mr. Burns.

     Exhibit 7.3 Amended and Restated Pledge Agreement dated as of November 2, 2001, executed by Gold & Appel, Revision, FINDS and Entree in favor of Mr. Burns.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 24 to Schedule 13D is true, complete and correct.

Date:    November 15, 2001




                                    Walt Anderson, Individually

                                    /s/ Walt Anderson

                                    --------------------------------------
                                     Walt Anderson


                                     Revision LLC, a Delaware limited
                                     liability company


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Manager

                                      Gold & Appel Transfer, S.A., a British
                                      Virgin Islands corporation


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact